UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024
Commission File
Number: 001-04546
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UNILEVER PLC
(Translation of registrant’s name into English)
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UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 3 September 2024

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	August 01, 2024	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	August 01, 2024	Entitled	Total Voting Rights
Exhibit	99.3	Stock exchange announcement dated	August 02, 2024	Entitled	Transaction in Own Shares
Exhibit	99.4	Stock exchange announcement dated	August 05, 2024	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	August 06, 2024	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	August 07, 2024	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	August 08, 2024	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	August 09, 2024	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	August 12, 2024	Entitled	Transaction in Own Shares
Exhibit	99.10	Stock exchange announcement dated	August 13, 2024	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	August 14, 2024	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	August 14, 2024	Entitled	PDMR
Exhibit	99.13	Stock exchange announcement dated	August 15, 2024	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	August 16, 2024	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	August 19, 2024	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	August 20, 2024	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	August 21, 2024	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	August 22, 2024	Entitled	Appointment of NED
Exhibit	99.19	Stock exchange announcement dated	August 23, 2024	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	August 27, 2024	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	45532	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	45533	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	45534	Entitled	Transaction in Own Shares

Exhibit	99.24	Stock exchange announcement dated	45534	Entitled	Transaction in Own Shares
Exhibit	99.25	Stock exchange announcement dated	45534	Entitled	Completion of First Tranche of 2024 Share Buyback